Exhibit (21) List of Subsidiaries

Name	State
Corporations:	
Parkway Properties General Partners, Inc.	Delaware
Parkway 233 North Michigan Manager, Inc.	Delaware
Golf Properties, Inc.	North Carolina
Parkway Properties One Park Ten General Partner, Inc.	Delaware
Parkway Orlando Manager, Inc.	Delaware
Phoenix Viad Manager, Inc.	Delaware
Partnerships:	
Moore Building Associates LP	Delaware
Moore Garage LLC	Delaware
Parkway Moore LLC	Delaware
Parkway Properties LP	Delaware
Parkway Realty Services LLC	Delaware
Wink/Parkway Partnership	Louisiana
111 Capitol Building LP	Mississippi
Parkway Jackson LLC	Mississippi
Parkway Lamar LLC	Mississippi
Parkway Mississippi LLC	Mississippi
Parkway Properties Tax Administration LLC	Mississippi
Parkway Capitol Center LLC	Delaware
Parkway 233 North Michigan LLC	Delaware
Parkway Properties One Park Ten LP	Delaware
Parkway Orlando LLC	Delaware
Phoenix OfficeInvest LLC	Delaware